                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                Schedule 13G


                  Under the Securities Exchange Act of 1934
                           (Amendment No.   1  )*


                                SKYLINE CORP.
           _______________________________________________________
                              (Name of Issuer)


                                Common Stock
           _______________________________________________________
                       (Title of Class of Securities)


                                  830830105
           _______________________________________________________
                               (CUSIP Number)


Check the following box if a fee is being paid with this
statement     .  (A fee is not required only if the filing
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      (Continued on following page(s))

                            Page 1 of   5  Pages

CUSIP No.    830830105               13G          Page   2   of   5   Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         T. ROWE PRICE ASSOCIATES, INC.
         _________________________________________

         52-0556948
         _________________________________________

2        Check the Appropriate Box if a Member of a Group*
                                                                   (a)
         NOT APPLICABLE
         _________________________________________                 (b)

3        SEC Use Only


         _________________________________________

4        Citizenship or Place of Organization

         MARYLAND
         _________________________________________

                 5      Sole Voting Power
                 **
Number of               1,800
                 _____________________________________________

Shares           6      Shared Voting Power
                 **
Beneficially             -0-
                 _____________________________________________

Owned By Each    7      Sole Dispositive Power
                 **
Reporting Person        2,188
                 _____________________________________________

With             8      Shared Dispositive Power

                         -0-
                 _____________________________________________

9        Aggregate Amount Beneficially Owned by Each Reporting
Person

         2,188
         _________________________________________

10       Check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*

         NOT APPLICABLE
         _________________________________________

11       Percent of Class Represented by Amount in Row 9

         0.0%
         _________________________________________

12       Type of Reporting Person*

         IA
         _________________________________________

                    *SEE INSTRUCTION BEFORE FILLING OUT!

**Any shares reported in Items 5 and 6 are also reported in Item
7.

SCHEDULE 13G
PAGE   3   of   5


Item 1(a)        Name of Issuer:

                 Reference is made to page 1 of this Schedule 13G


Item 1(b)        Address of Issuer's Principal Executive Offices:

                 2520 By-Pass Road, P. O. Box 743, Elkhart, Indiana
                 46515
                 _____________________________________

Item 2(a)        Name of Person(s) Filing:

                 T. Rowe Price Associates, Inc. ("Price
                 Associates")
                 (1)    ________________________________________


                 (2)    _________________________________________

                 Attached as Exhibit A is a copy of an agreement between the Persons Filing (as specified hereinabove) that this Schedule 13G is being filed on behalf of each of them.

Item 2(b)        Address of Principal Business Office:

                 100 E. Pratt Street, Baltimore, Maryland 21202
                 __________________________________________________

Item 2(c)        Citizenship or Place of Organization:

                        Maryland
                 (1)    ___________________________________________


                 (2)    __________________________________________

Item 2(d)        Title of Class of Securities:

                 Reference is made to page 1 of this Schedule 13G
                 __________________________________________________

Item 2(e)        CUSIP Number:       830830105

Item 3           The person filing this Schedule 13G is an:

  X Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

                 Investment Company registered under Section 8 of the Investment Company Act of 1940

Item 4           Reference is made to Items 5-11 on page 2 of this
                 Schedule 13G.

SCHEDULE 13G
PAGE   4   of   5

Item 5           Ownership of Five Percent or Less of a Class.

                 Not Applicable.

  X This statement is being filed to report the fact that, as of the date of this report, the reporting person(s) has (have) ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6           Ownership of More than Five Percent on Behalf of
                 Another Person

                 (1) Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

                        The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time.

                        Except as may be indicated if this is a
                        joint filing with one of the registered
                        investment companies sponsored by Price
                        Associates which it also serves as
                        investment adviser ("T. Rowe Price Funds"), not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Associates.

                 (2) With respect to securities owned by any one of the T. Rowe Price Funds, only State Street Bank and Trust Company, as custodian for each of such Funds, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid.

Item 7           Identification and Classification of the
                 Subsidiary Which Acquired the Security Being
                 Reported on By the Parent Holding Company.

                 Not Applicable.

Item 8 Identification and Classification of Members of the Group.

                 Not Applicable.

SCHEDULE 13G
PAGE   5   of   5

Item 9           Notice of Dissolution of Group.

                 Not Applicable.

Item 10                 Certification.

                 By signing below I (we) certify that, to the best of my (our) knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. T. Rowe Price Associates,

Inc. hereby declares and affirms that the filing of this Schedule
13G shall not be construed as an admission that Price Associates is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

                                 Signature.


                 After reasonable inquiry and to the best of my
                 (our) knowledge and belief, I (we) certify that the information set forth in this statement is true, complete and correct.

                                      February 14, 1994
                      Dated:  ____________________________________



                      T. ROWE PRICE ASSOCIATES, INC.



                      By:  /s/Henry H. Hopkins
                           Henry H. Hopkins, Managing Director

Note: Six copies of this Schedule 13G, including all exhibits, must be filed with the Securities and Exchange Commission, and a copy hereof must be sent to the issuer by registered or certified mail and to the principal national securities exchange on which the security is listed not later than February 14th following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.



12/31/93